Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

April 2007

Project Pegasus Key messages

The 3 big messages:

Significant opportunity to accelerate strategy

Customers want capability, shareholders want growth - & this moves us sharply forward on both those dimensions

- 2 parts of our business – transforming for both:

a)      IBIM – puts us in top tier across all three areas

b)      GRCB – complementary footprint - access to high growth markets

- enhanced capabilities

Merger that combines strengths and values of both businesses – agreed and friendly transaction best basis for confidence in delivery:

- on synergies

- with clear structure and unitary Board

Attractive financial metrics – 5% accretive to EPS and 13% ROI in 2010. Higher growth than either bank on a stand alone basis.

Message narrative

•	A very significant opportunity to accelerate strategy
-	Barclays has had strong momentum, 4yrs of record profits growth, return on equity up to 25%, now 50% profit from outside the UK

•	Customers want capability, shareholders want growth
-	this deal moves us sharply forward on both of those dimensions
-	2 part of our business – transforming for both:

¡	IBIM – puts us in top tier
-	growth market – globally rate of growth of these markets will be x2 global GDP
-	winners will be strong across all three areas: Investment Banking, Asset Management, Wealth
-	this deal will make us No.5 in Investment Banking, No.1 in Asset Management, No.8 in Wealth which is very fragmented

¡	GRCB – very complementary
-	world class products – pushed out through much bigger network, from 27m customers to 47m
-	leading positions – UK, Netherlands, Italy and Iberia
-	Significant exposure to high growth markets – Brazil, South Africa, Asia
-	World class capability in cards, global payments and cash management
-	Positioned to harness trade flows in globalising business environment – e.g. China and South Africa, Brazil and Iberia.

¡	(Plus bigger platform allows both sides of the business to deliver more together – creating revenue opportunities with investment banking)

•	Merger that combines strengths and values of both – friendly transaction, agreed – best basis for confidence that we can deliver what we set out do:

•	Barclays Management in key positions
¡	agreed synergies – means both parties believe in deliverability
-	annual pre-tax synergies of €3,500m by 2010
-	80 per cent from cost synergies, the remainder revenue benefits
-	targeting top quartile cost:income ratios across all businesses by 2010
-	clear management structure: UK listing & FSA lead supervisor, CEO from Barclays, HQ in Amsterdam – and unitary Board with clear accountability
¡	Size: 47m customers, over 7,800 branches (exc LaSalle), over 200,000 people – focused on customers

¡	3.225 ordinary shares for each existing ABN AMRO ordinary share headline price €36.25
¡	Barclays existing shareholders to own 52 per cent, ABN AMRO shareholders 48 per cent

•	LaSalle deal:

-	Great price 20x earnings
-	Demonstrates our value based philosophy – the antithesis of empire building

(Pay-off thought)

Agreed plan that gives confidence on execution – and combined enterprise which makes us well positioned for growth

Future SEC Filings and this Filing: Important Information

In connection with the proposed business combination transaction between Barclays PLC (“Barclays”) and ABN AMRO Holding N.V. (“ABN AMRO”), Barclays expects it will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available. YOU ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. ABN AMRO and Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made by or on behalf of ABN AMRO and Barclays speak only as of the date they are made. ABN AMRO and Barclays do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.